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January 14, 2011

VIA EDGAR
J. Nolan McWilliams
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Paragon Shipping Inc.
Form 20-F: for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 001-33655

Dear Mr. McWilliams:

On behalf of Paragon Shipping Inc. (the "Company"), we submit this response to your letter dated December 29, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009. The Company's response, together with the Staff's comment to which it relates, are set forth below.

Material U.S. Marshall Islands and Liberian Income Tax Considerations, page 68

U.S. Federal Income Tax Considerations, page 69

1.
Your disclosure in this section attributes the material U.S. federal income tax consequences discussion to the "opinion of our U.S. tax counsel."  Accordingly, please confirm that, to the extent you attribute statements or opinions to tax counsel in future filings, you will name counsel and provide counsel's address and a statement of their consent to reference of the firm in the filing.  Alternatively, delete references to the opinion of counsel in the future.

The Company respectfully advises the Staff that to the extent it attributes statements or opinions to tax counsel in future filings, it will name such counsel and provide such counsel's address and statement of consent to be referenced in the filing.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Kathryn Hall, Esq. at (212) 574-1333.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Edward S. Horton Edward S. Horton, Esq.

Paragon Shipping Inc.
15 Karamanli Ave., GR 166 73
Voula, Greece

January 14, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Paragon Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Paragon Shipping Inc. By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Chief Executive Officer